Exhibit 21

Subsidiaries of the Registrant

Name	Percent Ownership	State of Incorporation

Blue Hills Bank	100%	Massachusetts
HP Security Corporation*	100%	Massachusetts
B.H. Security Corporation*	100%	Massachusetts
1196 Security Corporation*	100%	Massachusetts
Nantucket Property Acquisition Company LLC*	100%	Massachusetts

* Subsidiaries of Blue Hills Bank